August 28, 2007
VIA FEDERAL EXPRESS
Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, D.C. 20549-7010
Attention: Sean Donahue, Esq.
     Re: Pacific Asia Petroleum, Inc. Form 10-SB
Dear Mr. Donahue,
     On August 16, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided Pacific Asia Petroleum, Inc. (the “Company”) with preliminary comments to its Form 10-SB, filed with the Commission on August 16, 2007 (the “Form 10-SB”). On behalf of the Company, we have set forth below the responses of the Company to the Staff’s comments. In addition, per your request and to facilitate the Staff’s review, we have enclosed two hardcopy versions of the Form 10-SB.
a.	Status of Production Sharing Contract with Chifeng Zhongtong Oil and Natural Gas Co. (“Chifeng”): You requested information regarding the status of the Company’s negotiations with Chifeng of a production sharing contract (“PSC”). Specifically, you asked whether this PSC was finalized and, if not, the likelihood of finalization. We assume you were referring to the disclosure regarding the proposed PSC with China United Coalbed Methane Co. (“CUCMC”) (there is no PSC under negotiation with Chifeng). The Company confirms that it is still in the process of negotiating the terms of a PSC with CUCMC. The Company advises the Staff supplementally that it believes it has reached agreement in principal on most of the main economic terms of the PSC with CUCMC. If finalized, and as disclosed, the Company anticipates that the agreement will include terms standard for Chinese PSC’s, including a 30-year term. The Company cannot, however, make any assurances as to whether this agreement will be finalized, nor is it in a position to assess the likelihood of finalization. Accordingly, the Company believes that the existing disclosure in the Form 10-SB in this regard is adequate.

b.	Exclusive Right of First Refusal Pursuant to Sino Geophysical Co., Ltd. (“SINOGEO”) Agreement: You requested confirmation regarding the factual source of our statement found in Part I, Item 1. Description of Business, “Geophysical Services and Development Opportunities,” at page 9 of the Form 10-SB, wherein the Company states that it has been “granted the exclusive right of first refusal to partner with SINOGEO on any new development acreage it acquires in China and throughout Asia.” This statement is based on the terms of the Agreement on Joint Cooperation, dated May 31, 2007, by and between SINOGEO and the Company (the “SINOGEO Agreement”) (the English version of which was filed as Exhibit 10.20 to the Form 10-SB). The SINOGEO Agreement provides that it is to be signed in both Chinese and English, and that it is to be governed by the laws of the People’s Republic of China. While the English version of the SINOGEO Agreement does not provide that this right of first refusal is “exclusive,” Section 1.3 of the agreement (English version) does state that: “[SINOGEO] will provide to [the Company] the opportunity to participate in oil and gas exploration and development projects that it is pursuing, or acquires, subject to agreement on mutually acceptable terms.” The Company advises the Staff supplementally that it believes that the intention of the parties was for this right to be exclusive and that, in fact, the applicable section of the Chinese version of the SINOGEO Agreement specifically provides for exclusivity. Accordingly, the Company believes that the existing disclosure in the Form 10-SB in this regard is accurate.
Please contact me directly at 510.690.0065 or via electronic mail at clark@clarkmoore.net should you have any further questions or comments in advance of delivery of your initial written comments.

Sincerely,

/s/ Clark R. Moore
Clark R. Moore
Corporate Counsel

Enclosures
cc:	Frank C. Ingriselli, Pacific Asia Petroleum, Inc. (w/o enclosures)
Lawrence P. Schnapp, Esq., Troy & Gould PC (w/o enclosures)